FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled “ QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2004 SECOND QUARTER AND FIRST HALF RESULTS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: August 12, 2004	By:	/s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla
Title: Chief Executive Officer

Quilmes Industrial S.A.

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2004 SECOND QUARTER AND FIRST HALF RESULTS

LUXEMBOURG – AUGUST 11, 2004 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the three months and six months ended June 30, 2004.

Results for the first half of 2004 consolidate the operations of Companhia de Bebidas das Américas (“AmBev”)’s Southern Cone Assets (“ASCA”) for five months, following the closing of the strategic alliance between AmBev and Quinsa on January 31, 2003. Thus, AmBev’s beverage operations in Argentina, Paraguay and Uruguay have been consolidated as of that date.

Highlights for the Second Quarter 2004

•	EBITDA increased 67% to US$50.3 million from US$30.2 million a year earlier, while EBITDA margin improved 10.6 percentage points to 35.5%.

•	Beer sales volumes increased 1.9% to 2.8 million hectoliters.

•	Soft drink sales volumes increased 9.2% to 1.3 million hectoliters.

•	Net debt decreased US$50.6 million to US$143.3 million, from June 2003.

•	Net profit (loss) after tax improved to a profit of US$ 6.9 million, or US$ 0.056 per share, compared to a loss of US$ 11.1 million, or a negative US$ 0.084 per share, for the second quarter 2003.

Financial review – second quarter 2004

Beer volume sales increased to 2,760,000 hectoliters from 2,709,000 hectoliters a year earlier, principally due to strong improvements in Bolivia and Uruguay, which more than made up for the volume decline in Chile, where we only sell proprietary brands since June, 2003. Further, beer volumes in Argentina were virtually flat compared to last year, despite the fact that the second quarter this year does not include volume sales of the Heineken brand, which were included last year. Volumes for soft drinks increased 9% to 1,336,000 hectoliters, reflecting a recovery of the market in both Argentina and Uruguay.

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Quilmes Industrial (Quinsa) S.A.
Page Two — August 11, 2004

Domestic volume breakdown (thousands of hectoliters)

	Three months to		Six months to
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003 (*)
Argentina beer	1,831	1,821	4,975	4,634
Argentina CSD, and other beverages	1,289	1,202	2,947	2,778
Bolivia	426	390	924	799
Chile	68	85	175	227
Paraguay beer	337	335	868	723
Uruguay beer	89	68	250	169
Uruguay (CSD&W)	57	33	129	79
Exports & other, net	8	10	12	20
TOTAL	4,105	3,944	10,280	9,429

(*) Beer volumes for Argentina, Paraguay and Uruguay include volumes for the AmBev operations only for five months of 2003. These operations were consolidated as of January 31, 2003

Net sales increased approximately 17% to US$ 141.9 million, from US$ 121.0 million in the second quarter 2003. This was principally the result of higher average prices for beer, particularly in Argentina and Paraguay, and for soft drinks in Argentina. Further, an increase in beer volumes, particularly in Bolivia and Uruguay, and in soft drink volumes in both Argentina and Uruguay, also contributed to the improvement in revenues. The following is a breakdown of sales by business:

Revenues breakdown (millions of dollars)

	Three months to		Six months to
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003 (*)
Argentina beer	59.2	48.8	157.9	113.5
Argentina CSD, and other beverages	33.4	28.3	77.1	62.9
Bolivia	21.4	19.6	46.1	40.4
Chile	4.0	4.4	10.8	11.1
Paraguay beer	17.0	14.8	42.3	29.7
Uruguay beer	3.9	2.9	11.0	7.2
Uruguay (CSD&W)	1.8	1.1	4.2	2.7
Other (net)	1.2	1.1	0.7	1.4
TOTAL	141.9	121.0	350.1	268.9

(*) Beer volumes for Argentina, Paraguay and Uruguay include volumes for the AmBev operations only for five months of 2003. These operations were consolidated as of January 31, 2003

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Quilmes Industrial (Quinsa) S.A.
Page Three — August 11, 2004

Gross profit increased to US$ 69.5 million from US$ 46.7 million a year earlier. This was largely the result of higher volume sales in Bolivia and Uruguay and also price increases, particularly in Argentina and Paraguay. Further, the cost of raw materials per hectoliter actually declined 5% compared to last year, despite increases in commodity prices. The successful implementation of industrial synergies throughout last year was a determinant factor in terms of cost control. Thus, gross margin increased to 49.0% compared to 38.5% in 2003.

Selling and marketing costs increased 4% to US$ 31.1 million, largely as a result of higher advertising expenses in the Argentine soft drinks business, in Bolivia and in Paraguay. On a consolidated basis, advertising expenses were maintained virtually unchanged as a percentage of sales, compared to the second quarter 2003. Despite this fact, total consolidated selling and marketing expenses declined 2.9 percentage points over sales, further pointing to the successful implementation of synergies with AmBev’s former businesses.

Administrative and general expenses declined 6.3% to US$ 8.9 million, principally as a result of lower expenses in Bolivia, Chile and Uruguay, particularly in terms of labor expenses. Savings in Bolivia stemmed from internal restructuring, whereas in Chile and Uruguay they were the result of the redefinition of reporting along functional lines and the centralization of administrative functions in Argentina.

As a result of these variations, operating profit for the second quarter 2004 was US$ 29.5 million, a large improvement on the US$ 7.2 million for last year. Similarly, EBITDA increased approximately 67% to US$ 50.3 million, from US$ 30.2 million in 2003.

Net interest expense remained unchanged at US$ 5.0 million, compared to the second quarter 2003, despite a US$ 50.6 million decline in bank debt. This was a result of higher international interest rates, and also included the cost of hedging a portion of the Company’s dollar-denominated bank debt. The translation effect on the Company’s balance sheet for the second quarter 2004 was a loss of US$ 1.1 million, due to the depreciation of the Argentine peso relative to the US dollar since March 2004, compared to a positive US$ 2.6 million last year, when the Argentine peso appreciated relative to the US dollar.

Other expense, net of other income, was US$ 2.5 million compared to US$ 10.4 million in 2003. The improvement was principally the result of lower severance payments, as last year included extraordinary payments incurred as a result of the integration of AmBev’s southern cone businesses.

Consolidated profit for the second quarter 2004 was US$ 6.9 million, or US$ 0.056 per share, compared to a loss of US$ 11.1 million, or a negative US$ 0.084 for the second quarter 2003.

Total shareholders’ equity and minority interest increased to US$ 896.8 million as of June 30, 2004 from US$ 807.9 million as of June 30, 2003. The Company’s net debt position — total bank debt net of cash and short-term investments — was US$ 143.3 million as of June 30, 2004, compared to US$ 193.9 million a year ago. This reduction was accomplished while investing a further US$ 76.5 million in the repurchase of Quinsa’s own shares over the past 12 months. Long term debt portion of total bank debt was US$ 233.1 million, compared to US$ 77.8 million a year ago.

Capital expenditures, excluding acquisitions, reached US$ 12.3 million during the second quarter of 2004 and US$ 5.5 million for the same period in 2003. A large part of these investments were related to the acquisition of bottles and crates and to the purchase of coolers to be installed at points of sale.

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Quilmes Industrial (Quinsa) S.A.
Page Four — August 11, 2004

Financial Review – First Half 2004

For the six months ended June 30, 2004 beer volumes increased 9.6% to 7,205,000 hectoliters, reflecting strong volume growth in all of our markets, with the exception of Chile where we stopped selling the Heineken brand in June 2003 and volumes therefore declined. Volume growth was particularly strong in Paraguay and Uruguay, both markets that had suffered large volume declines in 2003. Bolivia and Argentina also posted solid growth. Soft drink volumes increased 7.6% to 3,075,000 hectoliters as a result of continued market growth in Argentina, and of a strong recovery in Uruguay fuelled by both market growth and an increase in market share.

Net sales were US$ 350.1 million compared to US$ 268.9 million for the same period in 2003. This was principally the result of higher pricing, particularly in Argentina but also in our other markets with the exception of Bolivia, where a local currency devaluation resulted in slightly lower average prices. Also contributing to the increase in revenues were the higher volumes in Argentina, Bolivia, Paraguay and Uruguay.

Gross profit for the first half of 2004 was US$ 190.3 million, a 67% increase on the US$ 113.9 million of the same period last year. This was the result of a substantial increase in revenues, added to a 2% reduction in the average cost of raw materials per hectoliter and continued controls on production costs.

Selling and marketing expenses increased 11.8% reflecting higher advertising expenses in the Argentine soft drink business, Bolivia and Paraguay, and higher costs of freight in Argentina, Bolivia and Chile. Thus, operating profit for the first half 2004 was US$ 99.9 million, compared to US$ 30.2 million in 2003.

The translation effect on the Company’s balance sheet for the first half 2004 was a profit of US$ 0.6 million, compared to US$ 10.4 million last year. An appreciation of the Argentine peso during 2003, accounted for more than 90% of the translation effect for that year.

Other expense, net of other income, declined to US$ 9.2 million from US$ 14.6 million in 2003, principally as a result of lower severance payments.

Consolidated profit for the first half 2004 was US$ 34.6 million, or US$ 0.282 per share, compared to a loss of US$ 10.1 million, or a negative US$ 0.077 per share for the first half 2003.

MARKETS

ARGENTINA:

Beer: Total volume sales, including exports, were virtually stable compared to the second quarter 2003, reaching 1.8 million hectoliters. The Company’s market share was also virtually unchanged compared to the first quarter of the year, reaching 79.3%, according to Nielsen. In fact, net of Heineken sales in 2003 (we stopped sales of that brand in June 2003), market share actually increased one percentage point, compared to the second quarter 2003.

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Quilmes Industrial (Quinsa) S.A.
Page Five — August 11, 2004

The Company continued to be very active in terms of marketing actions. We re-launched the Iguana brand in the premium segment of the market, with the objective of consolidating Quinsa’s presence in the on-premise channel and enhancing the current gap between our share of market and our share of value.

Net revenues increased to US$ 59.2 million for the second quarter this year compared to US$ 48.8 million in 2003. This improvement largely reflects the price increases introduced in March and September of 2003, and February of 2004, for approximately 33% on average, that more than offset a 5% depreciation of the peso over the 12 months to June 2004.

The combination of higher revenues and strong cost controls resulted in a much improved financial performance. Total headcount for the consolidated Argentine business, for example, declined 4% over the 12 months to June 2004. Thus, despite a slight increase in transportation expenses, in turn the result of a larger direct sales operation and higher fuel costs, EBITDA nearly doubled to US$ 23.9 million for the second quarter 2004, compared to US$ 12.2 million for 2003, while EBITDA margin posted a remarkable 15-point expansion.

In terms of the sale of certain brands and fixed assets mandated by the Anti-Trust Commission upon their approval of the Company’s association with Ambev, the process is still stopped pending a decision from the Argentine courts regarding our local competitors’ right to acquire those assets.

Operating Highlights

	2 Q 2004	2 Q 2003(*)	1 H 2004	1 H 2003(*)(#)
Total volumes (hectoliters) (“)	1,840,000	1,832,000	5,005,000	4,654,000
Net revenues (US$ mm)	59.2	48.8	157.9	113.5
Operating profit (US$ mm)	14.1	0.9	54.1	14.2
EBITDA (US$ mm)	23.9	12.2	74.0	36.4
EBITDA margin	40.4%	25.1%	46.9%	32.0%

(“) These figures include exports and inter-company sales.

(*) These figures are net of agribusiness to make them comparable

(#) Beer volumes for Argentina, Paraguay and Uruguay include volumes for the AmBev operations only for five months of 2003. These operations were consolidated as of January 31, 2003.

Soft Drinks: Volumes for soft drinks and other beverages increased 7.2% to 1,289,000 hectoliters, compared to the second quarter last year. Quinsa’s concentrated efforts to improve margins, in particular in terms of cost controls, are paying off.

Net sales were US$ 33.4 million, compared to US$ 28.3 million in the second quarter 2003. This was due to both price increases introduced over the past twelve months and to higher volume sales. In fact, average prices were actually 10% higher than for the second quarter 2003. In line with our strategy of focusing on the A-brand segment of the market, the Company has continued the process of repositioning the Mirinda brand by substantially reducing the price gap with its competition and increasing advertising and promotional support for the brand.

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Quilmes Industrial (Quinsa) S.A.
Page Six — August 11, 2004

During the quarter the Company also implemented a successful “under the cap” promotion for the Pepsi brand, which reinforced its association with soccer.

Market share for the second quarter 2004 in the A-segment was 28.7%, according to Nielsen, 0.3 percentage points higher than that for the first quarter 2004 and 1.8 percentage points higher than for the second quarter 2003.

As a result of these developments, EBITDA increased to US$ 3.7 million from US$ 1.2 million last year, despite an increase of US$ 1.5 million in advertising and promotion expense for the quarter.

Operating Highlights

	2 Q 2004	2 Q 2003	1 H 2004	1 H 2003
Total volumes (SD&W, and functional beverages - in hl)	1,289,000	1,202,000	2,947,000	2,778,000
Net revenues (US$ mm)	33.4	28.3	77.1	62.9
Operating profit (US$ mm)	0.2	(2.7)	4.2	(2.8)
EBITDA (US$ mm)	3.7	1.2	11.2	5.2
EBITDA margin	11.0%	4.1%	14.5%	8.2%

BOLIVIA:

Domestic volume sales increased 9.2% during the second quarter 2004, reaching 426,000 hectoliters compared to 390,000 hectoliters for the same period in 2003. This performance reflects strong market growth, since market share was stable.

Net revenues increased 9.2% to US$ 21.4 million, as a result of the increase in volumes. A better brand mix, a repositioning of the Huari brand relative to our flagship Paceña brand, and a 10% price increase in the Santa Cruz region, compensated for the effect of a local currency devaluation on prices. The Company continued to focus on cost reductions, and fixed cash costs declined 11% in local currency, compared to the second quarter 2003. Among other actions, headcount was reduced by 9% over the past twelve months, principally as a result of the shutting down of our Ducal plant in Santa Cruz. We are also implementing a new Master Plan for distribution. The intention is to concentrate our direct sales effort on supermarkets and top on-premise locations, and to help our distributors achieve higher standards of performance.

EBITDA increased to US$ 11.4 million from US$ 9.7 million a year ago, despite a substantial increase in advertising expense.

Operating Highlights

	2 Q 2004	2 Q 2003	1 H 2004	1 H 2003
Total volumes (hectoliters) (*)	428,000	391,000	929,000	802,000
Net revenues (US$ mm)	21.4	19.6	46.1	40.4
Operating profit (US$ mm)	8.8	7.1	19.6	14.5
EBITDA (US$ mm)	11.4	9.7	24.9	19.8
EBITDA margin	53.4%	49.5%	54.0%	49.1%

(*) Includes exports and inter-company sales

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Quilmes Industrial (Quinsa) S.A.
Page Seven — August 11, 2004

CHILE:

Quinsa’s domestic beer volumes were 68,000 hectoliters compared to 85,000 last year. This was principally the result of having discontinued the sale of the Heineken brand in June 2003. Net revenues declined to US$ 4.0 million, compared to US$ 4.4 million last year. This was the combined result of a decline in volume sales, partially offset by a 14% increase in average prices, which was in turn principally the result of an appreciation of the local currency relative to the US dollar.

Maintaining a relatively stable top line despite the large decline in volumes was crucial to maintaining performance, as was the centralization of certain functions that are now performed in Argentina and other cost reductions. Among other things, headcount was reduced 11% over the past 12 months. In fact, fixed cash costs declined 16% in local currency as a result of both reorganizations and the restructuring of reporting along functional lines. Thus, despite the loss of the Heineken brand, that had contributed approximately 30% of the business’ profitability, EBITDA remained unchanged for the second quarter compared to last year, posting a negative US$ 0.2 million.

Operating Highlights

	2 Q 2004	2 Q 2003	1 H 2004	1 H 2003
Total volumes (hectoliters)	68,000	85,000	175,000	227,000
Net revenues (US$ mm)	4.0	4.4	10.8	11.1
Operating loss (US$ mm)	(0.6)	(1.0)	(0.2)	(1.3)
EBITDA (US$ mm)	(0.2)	(0.2)	0.8	0.2
EBITDA margin	(4.6)%	(5.3%)	7.3%	1.4%

PARAGUAY:

The Paraguayan market has continued the recovery that had started during the fourth quarter of 2003, although at a much slower rate than during the first quarter 2004 due, to a large extent, to very poor weather during the month of May. The improvement was the result of a more favorable economic climate and also of the conservative price policy followed by the Company. In fact, price increases were principally related to the repositioning of brands within Quinsa’s portfolio and to a 12% appreciation of the guaraní relative to the US dollar.

Net revenues increased 15% to US$ 17.0 million, principally as a result of improved foreign currency rates and brand repositioning, as explained above. The quarter continues to reflect the success of our synergies program, as headcount declined 5% and raw materials declined 11% on a per hectoliter basis, in both cases compared to the second quarter 2003. These effects led to EBITDA increasing 39% to US$ 9.6 million.

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Quilmes Industrial (Quinsa) S.A.
Page Eight – August 11, 2004

Operating Highlights (beer business)

	2 Q 2004	2 Q 2003	1 H 2004	1 H 2003(#)
Total volumes (hectoliters)	337,000	335,000	868,000	723,000
Net revenues (US$ mm)	17.0	14.8	42.3	29.7
Operating profit (US$ mm)	7.0	4.5	19.2	7.8
EBITDA (US$ mm)	9.6	6.9	24.3	12.7
EBITDA margin	56.4%	46.5%	57.5%	42.7%

(#) Beer volumes for Argentina, Paraguay and Uruguay include volumes for the AmBev operations only for five months of 2003. These operations were consolidated as of January 31, 2003

URUGUAY:

Total domestic beer volume was 89,000 hectoliters, compared to 68,000 hectoliters during the second quarter 2003. This performance confirms the recovery that the Uruguayan beer market had already evidenced during the first quarter of the year. Soft drink volumes also posted strong growth, reaching 56,000 hectoliters compared to 32,000 hectoliters for the second quarter 2003. This performance allowed for an increase in market share from 9.2% to 11.6%, and was the result of the successful launch of the 1.25-liter glass returnable bottle.

Net revenues increased to US$ 5.8 million compared to US$ 4.0 million last year, principally due to the increase in volumes. Also, beer prices increased marginally mainly due to the repositioning of our Patricia brand and to lower distribution margins, while soft drink prices declined in dollar terms due to a depreciation of the peso and to a higher proportion of glass returnable bottles in our sales mix.

The increase in volumes and revenues, added to a 20% decline in fixed cash costs measured in local currency, have allowed the business to post a very significant improvement in EBITDA, reaching US$ 1.5 million during the second quarter 2004, compared to a loss of US$ 0.4 million last year.

Operating Highlights

	2 Q 2004	2 Q 2003	1 H 2004	1 H 2003 (#)
Total volumes (beer, hectoliters)	89,000	68,000	251,000	169,000
Total volumes (CSD&W, hectoliters)	57,000	33,000	129,000	79,000
Net revenues (US$ mm)	5.8	4.0	15.1	9.9
Operating profit (US$ mm)	0.6	(1.5)	2.7	(2.4)
EBITDA (US$ mm)	1.5	(0.4)	4.5	(0.2)
EBITDA margin	26.0%	(8.9%)	29.9%	(2.0%)

(#) Beer volumes for Argentina, Paraguay and Uruguay include volumes for the AmBev operations only for five months of 2003. These operations were consolidated as of January 31, 2003

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Quilmes Industrial (Quinsa) S.A.
Page Nine – August 11, 2004

OTHER MATTERS

Share buy-back program: The balance of the Company’s own shares held in Treasury as of the date of this release is the following:

Class A shares	5,328,807
Class B shares	11,594,184

Shares outstanding, net of Treasury stock, are:

Class A shares	631,774,693
Class B shares	59,234,469

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 87.6 percent of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas – AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

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Quilmes Industrial (Quinsa) S.A.
Page Ten – August 11, 2004

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY
(U.S. Dollars in millions, except per share amounts)

	Three months ended June 30th,		Six months ended June 30th,
	2004	2003	2004	2003
Net sales	141.9	121.0	350.1	268.9
Cost of goods sold	(72.4)	(74.3)	(159.8)	(155.0)

Gross profit	69.5	46.7	190.3	113.9
Selling and marketing expenses	(31.1)	(30.0)	(72.7)	(65.0)
Administrative and general expenses	(8.9)	(9.5)	(17.7)	(18.7)

Operating profit	29.5	7.2	99.9	30.2
Interest income	1.1	3.3	2.6	5.7
Interest expense	(6.1)	(8.3)	(12.3)	(16.1)
Goodwill amortization (#)	(5.4)	(5.0)	(10.8)	(9.7)
Translation expense	(1.1)	2.5	0.6	10.4
Other expenses (net)	(2.5)	(10.4)	(9.2)	(14.6)

Earnings (losses) before taxes & minority interest	15.5	(10.7)	70.8	5.9
Income taxes	(4.8)	(1.3)	(27.0)	(15.8)
Minority interest	(3.8)	0.9	(9.2)	(0.2)

Net income (loss)	6.9	(11.1)	34.6	(10.1)
Net income (loss) per share(*)	0.056	(0.084)	0.282	(0.077)
Net income (loss) per ADR(*)	0.113	(0.169)	0.564	(0.153)
Depreciation	20.8	23.0	41.9	46.1
EBITDA	50.3	30.2	141.8	76.3
EBITDA margin	35.5%	24.9%	40.5%	28.4%

(#) The second quarter 2003 includes amortization of the goodwill acquired with the incorporation of AmBev’s Southern Cone Assets, for US$ 0.9 million.

(*) Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets. As calculated in this way, the number of net shares outstanding were 122,612,987 and 131,736,988 as of June 30, 2004 and June 30, 2003, respectively. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

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Quilmes Industrial (Quinsa) S.A.
Page Eleven – August 11, 2004

Quilmes Industrial (Quinsa) S.A.
UNAUDITED GEOGRAPHIC INFORMATION — SUMMARY
(U. S. Dollars in millions)

	Three months ended		Six months ended
	June 30th,		June 30th,
	2004	2003	2004	2003
NET SALES
Argentina (beer)	59.2	48.8	157.9	113.5
Argentina (CSD & other)	33.4	28.3	77.1	62.9
Bolivia	21.4	19.6	46.1	40.4
Chile	4.0	4.4	10.8	11.1
Paraguay (beer & other)	18.0	15.5	43.8	31.1
Uruguay	5.8	4.0	15.1	9.9
Interarea sales and other adjustments	0.1	0.4	(0.7)	0.0

Total	141.9	121.0	350.1	268.9

	Three months ended		Six months ended
	June 30th,		June 30th,
	2004	2003	2004	2003
EBITDA
Argentina (beer)	23.9	12.2	74.0	36.4
Argentina (CSD & other)	3.7	1.2	11.2	5.2
Bolivia	11.4	9.7	24.9	19.8
Chile	(0.2)	(0.2)	0.8	0.2
Paraguay (beer)	9.6	6.9	24.3	12.7
Uruguay	1.5	(0.4)	4.5	(0.2)
Other	0.4	0.8	2.1	2.2

Total	50.3	30.2	141.8	76.3

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Quilmes Industrial (Quinsa) S.A.
Page Twelve — August 11, 2004

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET — SUMMARY
(U. S. Dollars in millions)

	As of June 30th,
	2004	2003
ASSETS
Cash, Cash Equivalents and Government Securities	130.4	139.3
Inventories	82.8	70.9
Accounts receivable	19.7	22.1
Other Current Assets	30.2	32.7

Total Current Assets	263.1	265.0
Property, Plant and Equipment, Net	551.8	614.5
Goodwill	310.1	300.7
Long term cash investments	51.6	42.6
Other Assets	197.2	139.5

Total Assets	1,373.8	1,362.3
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	92.2	298.0
Long-Term Bank Debt	233.1	77.8
Other Liabilities	151.7	178.6

Total Liabilities	477.0	554.4
Minority Interest	148.0	142.5
Shareholders’ Equity	748.8	665.4

Total Liabilities and Shareholders Equity	1,373.8	1,362.3